EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

Oak Valley Bancorp, Inc. (“we,” “our,” “us,” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. The following summary of the terms of our common stock is based upon our Articles of Incorporation, as amended (“Articles of Incorporation”) and our Amended and Restated Bylaws (“Bylaws”). This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Articles of Incorporation, as amended and our Bylaws, as amended which are filed as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the California General Corporation Law for more information.

Description of Common Stock

Authorized Capital Shares

Our authorized capital stock consists of 50,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Holders of our common stock are entitled to one vote per share. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation, which means that the holders of a majority of our common stock can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Our common stock is neither entitled to preemptive rights nor is it subject to redemption.

Conversion

Our common stock is not convertible into any other shares of our capital stock.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are fully paid and non-assessable.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “OVLY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Anti-takeover Provisions

The provisions of California General Corporations Law, federal regulations and the provisions of our Articles of Incorporation and our Bylaws may have the effect of delaying, deferring or preventing a change in our control. Our Articles of Incorporation and Bylaws provide for the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings, and a requirement that only directors may fill a vacancy in our Board of Directors. Our Articles of Incorporation also authorizes our Board of Directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal. In addition, pursuant to federal banking regulations, as a general matter, no person or company, acting individually or in concert with others, may acquire more than 10 percent of our common stock without prior approval from our federal banking regulator. These provisions may deter a hostile takeover or delay a change in control or management of the Company.